Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

Tattooed Chef, Inc.
Paramount, California
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-249890) and Form S-8 (No. 333-251662) of Tattooed Chef, Inc. of our report dated March 16, 2022, except for the impact of the restatement and revisions described in Note 1, as to which the date is November 16, 2022, relating to the consolidated financial statements, and our report dated March 16, 2022 relating to the effectiveness of Tattooed Chef, Inc.’s internal control over financial reporting, which appear in this Form 10-K. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021.

/s/ BDO USA, LLP
Costa Mesa, California
November 16, 2022